SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: May 14, 2009

List of materials

Documents attached hereto:

i) Press release entitled "Consolidated Financial Results for the Fiscal Year Ended March 31, 2009"

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan
News & Information

No: 09-052E
3:00 P.M. JST, May 14, 2009

Consolidated Financial Results
for the Fiscal Year Ended March 31, 2009

Tokyo, May 14, 2009 -- Sony Corporation today announced its consolidated results for the fiscal year ended March 31, 2009 (April 1, 2008 to March 31, 2009).

●	Sales decreased and losses were recorded due to factors including the slowdown of the global economy, the appreciation of the yen and the decline in the Japanese stock market.
●	In its forecast for the fiscal year ending March 31, 2010, Sony expects to decrease its losses while undertaking further restructuring initiatives.

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Fiscal year ended March 31
	2008	2009	Change in yen	2009 *

Sales and operating revenue	¥8,871.4	¥7,730.0	-12.9%	$78,877
Operating income (loss)**	475.3	(227.8)	-	(2,324)
Income (loss) before income taxes**	567.1	(175.0)	-	(1,785)
Net income (loss)	369.4	(98.9)	-	(1,010)
Net income (loss) per share of common stock
— Basic	¥368.33	¥(98.59)	-	$(1.01)
— Diluted	351.10	(98.59)	-	(1.01)

Unless otherwise specified, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Supplemental Information
In addition to operating income (loss), Sony’s management also evaluates Sony’s performance using non-U.S. GAAP operating income (loss).  Operating income (loss), as adjusted, which excludes equity in net income (loss) of affiliated companies and restructuring charges, is not a presentation in accordance with U.S. GAAP, and is presented to enhance a user’s understanding of Sony’s operating income (loss) by providing investors an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.  Sony’s management uses this measure to review operating trends, perform analytical comparisons, and assess whether the structural cost reduction plan is achieving its objectives.

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2008	2009	Change in yen	2009
Operating income (loss)	¥475.3	¥(227.8)	-%	$(2,324)
Less: Equity in net income (loss) of affiliated companies	100.8	(25.1)	-	(256)
Add: Restructuring charges recorded within operating expenses	47.3	75.4	+59.3	769
Operating income (loss), as adjusted	¥421.8	¥(127.3)	-	$(1,299)

This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income (loss) in accordance with U.S. GAAP.

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥98=U.S. $1, the approximate Tokyo foreign exchange market rate as of March 31, 2009.

** Effective from the first quarter of the fiscal year ended March 31, 2009, Sony revised the presentation of its financial information to ensure that it is consistent with the way management views its consolidated operations.  Since Sony considers Sony Ericsson Mobile Communications AB (“Sony Ericsson”) and S-LCD Corporation (“S-LCD”) (which together constitute a majority of Sony’s equity investments) to be integral to Sony’s operations, Sony determined that the most appropriate method to report equity in net income (loss) of all affiliated companies was as a component of operating income (loss).  The equity earnings from Sony Ericsson and S-LCD are recorded within the operating income (loss) of the Electronics segment.  In connection with this reclassification, consolidated operating income (loss), operating income (loss) of each segment and consolidated income (loss) before income taxes for all prior periods have been reclassified to conform with the current year presentation.  Through September 30, 2008, Sony also reported the equity results for SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”) within All Other.  Since Sony acquired the balance of SONY BMG on October 1, 2008, its results are now fully consolidated within All Other.

Consolidated Results for the Fiscal Year Ended March 31, 2009

Sales and operating revenue (“sales”) decreased 12.9% compared to the previous fiscal year (“year-on-year”).

During the fiscal year ended March 31, 2009, the average value of the yen was ¥99.5 against the U.S. dollar and ¥142.0 against the euro, which was 13.8% and 12.7% higher against the U.S. dollar and the euro, respectively, compared with the average rates for the previous fiscal year.  On a local currency basis, sales decreased 2% year-on-year.  For references to sales on a local currency basis, see Note on page 10.

Electronics segment sales decreased 17.0% year-on-year mainly due to the negative impact of the appreciation of the yen, deterioration in the business environment brought on by the slowing global economy and intensification of price competition.  In the Game segment, sales decreased 18.0% year-on-year primarily due to the impact of the appreciation of the yen, and a decrease in unit sales of PlayStation®2 (“PS2”).  In the Pictures segment, sales decreased 16.4% year-on-year primarily due to unfavorable exchange rates and lower home entertainment sales.  The prior year’s revenue also benefited from the sale of a bankruptcy claim against KirchMedia.  In the Financial Services segment, although revenue from insurance premiums at Sony Life Insurance Co., Ltd. (“Sony Life”) increased, the segment revenue decreased 7.4% year-on-year due to the impact of a significant decline in the Japanese stock market.

An operating loss of ¥227.8 billion ($2,324 million) was recorded, a deterioration of ¥703.1 billion year-on-year.  Some of the significant factors causing the year-on-year deterioration in operating income were an approximate ¥279.0 billion impact from the appreciation of the yen against the U.S. dollar and the euro, a ¥125.9 billion impact from deterioration in results at equity affiliates, including Sony Ericsson, and a ¥53.8 billion decrease in operating results in the Financial Services segment mainly due to a significant decline in the Japanese stock market.

In the Electronics segment, an operating loss was recorded mainly due to the negative impact from the appreciation of the yen, a decline in equity in net income (loss) for Sony Ericsson, the higher cost of sales ratio due to intensified price competition and a decrease in sales due to deterioration in the business environment.  In the Game segment, operating loss decreased as a result of PLAYSTATION®3 (“PS3”) hardware cost reductions and increased sales of PS3 software.  In the Pictures segment, operating income decreased primarily due to the lower home entertainment sales and the prior year’s sale of the bankruptcy claim noted above.  In the Financial Services segment, an operating loss was recorded mainly due to deterioration in profitability at Sony Life resulting from a significant decline in the Japanese stock market.

Restructuring charges, recorded as operating expenses, amounted to ¥75.4 billion ($769 million) for the current fiscal year compared to ¥47.3 billion for the previous fiscal year.  In the Electronics segment, restructuring charges were ¥61.9 billion ($632 million) compared to ¥45.6 billion in the previous fiscal year.

Equity in net loss of affiliated companies, recorded within the operating loss, was ¥25.1 billion ($256 million), a deterioration of ¥125.9 billion year-on-year.  Sony recorded equity in net loss for Sony Ericsson of ¥30.3 billion ($309 million), compared to equity in net income of  ¥79.5 billion in the previous fiscal year, primarily as a result of a less favorable product mix and price pressure, a decrease in unit shipments due to the global economic slowdown, as well as the recording of restructuring charges.  Equity in net income for S-LCD, a joint-venture with Samsung Electronics Co., Ltd., decreased ¥0.5 billion year-on-year to ¥6.9 billion ($70 million).

Sony also recorded equity in net loss of ¥6.0 billion ($61 million) for SONY BMG, as opposed to equity in net income of ¥10.0 billion in the prior fiscal year.  As a result of Sony’s acquisition of Bertelsmann AG’s (“Bertelsmann”) 50% interest in SONY BMG on October 1, 2008, effective from that date, Sony consolidated the results of SONY BMG as a wholly-owned subsidiary within All Other.  SONY BMG changed its name to Sony Music Entertainment (“SME”) on January 1, 2009.

A loss before income taxes of ¥175.0 billion ($1,785 million) was recorded, compared to income of ¥567.1 billion in the previous fiscal year.  Although net foreign exchange gain increased year-on-year, the net effect of other income and expenses was a decrease of 42.5% as the prior year period benefited from the recording of a gain of ¥81.0 billion from the change in ownership interest in subsidiaries and investees as a result of the global initial public offering of shares of Sony Financial Holdings Inc. (“SFH”).

Income taxes: Sony recorded an income tax benefit amounting to ¥72.7 billion ($742 million) resulting in an effective tax rate of 42%.  This is mainly due to a loss before income taxes during the current fiscal year and the partial reversal of certain deferred tax liabilities amounting to ¥55.5 billion ($566 million) for undistributed earnings of foreign subsidiaries and affiliates, due to a change in the tax regulations in Japan to treat the dividends from overseas subsidiaries as non-taxable income, partially offset by the reversal of certain deferred tax assets for foreign tax credits at Sony Corporation and an increase in valuation allowances recorded on deferred tax assets for net operating loss carryforwards at certain subsidiaries.

As a result of the changes in the items discussed above, net loss of ¥98.9 billion ($1,010 million) was reported compared to net income of ¥369.4 billion in the previous fiscal year.

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions and unallocated corporate expenses are eliminated.

Electronics
(Billions of yen, millions of U.S. dollars)
Fiscal year ended March 31
	2008	2009	Change in yen	2009
Sales and operating revenue	¥6,613.8	¥5,488.0	-17.0%	$55,999
Operating income (loss)	441.8	(168.1)	-	(1,715)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased by 17.0% year-on-year (a 6% decrease on a local currency basis) to ¥5,488.0 billion ($55,999 million).  Sales to outside customers decreased 15.2% year-on-year.  This decrease was largely due to the negative impact from the appreciation of the yen against the U.S. dollar and the euro, deterioration in the business environment brought on by the slowing global economy, and the intensification of price competition.  With regard to products within the Electronics segment, while BRAVIATM LCD televisions saw higher sales due to increased unit sales, sales decreased significantly for products such as Handycam® video cameras, Cyber-shotTM compact digital cameras and VAIOTM　PCs.  The absence of the previous year’s sales of LCD rear-projection televisions and CRT televisions, both businesses that Sony has exited, also contributed to the decrease in sales for the current fiscal year.

An operating loss of ¥168.1 billion ($1,715 million) for the fiscal year ended March 31, 2009 was recorded, compared to operating income of ¥441.8 billion in the previous fiscal year.  This decrease was primarily due to the negative impact from the appreciation of the yen, a decline in equity in net income (loss) for Sony Ericsson, the higher cost of sales ratio due to intensified price competition, a decrease in sales due to deterioration in the business environment and an increase in selling, general and administrative expenses due to higher restructuring charges.  Operating income decreased significantly for products such as Cyber-shot compact digital cameras, VAIO PCs, BRAVIA LCD televisions and Handycam® video cameras.

Inventory, as of March 31, 2009, was ¥629.0 billion ($6,418 million), a decrease of ¥193.1 billion, or 23.5%, compared with the level as of March 31, 2008 and a decrease of ¥216.1 billion, or 25.6%, compared with the level as of December 31, 2008.

Operating Results for Sony Ericsson Mobile Communications AB

The following operating results for Sony Ericsson, which is accounted for by the equity method as Sony Corporation’s ownership percentage is 50%, are not consolidated in Sony’s consolidated financial statements.  However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance of Sony.  As previously stated, the equity earnings of Sony Ericsson are included in operating income (loss) of the Electronics segment.

(Millions of euro)
Year ended March 31
	2008	2009	Change in euro
Sales and operating revenue	€12,693	€10,278	-19%
Income (loss) before taxes	1,405	(633)	-
Net income (loss)	993	(489)	-

Sales for the year ended March 31, 2009 decreased 19% year-on-year, which was mainly driven by lower volumes as a result of the global economic slowdown.  Loss before taxes of €633 million was recorded, compared to income of €1,405 million in the previous year, primarily due to a less favorable product mix and price pressure, a decrease in unit shipments, as well as the recording of restructuring charges.

Game
(Billions of yen, millions of U.S. dollars)
Fiscal year ended March 31
	2008	2009	Change in yen	2009
Sales and operating revenue	¥1,284.2	¥1,053.1	-18.0%	$10,746
Operating income (loss)	(124.5)	(58.5)	-	(597)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 18.0% year-on-year (an 8% decrease on a local currency basis) to ¥1,053.1 billion ($10,746 million).

Hardware: Overall hardware sales decreased year-on-year mainly due to the impact of the appreciation of the yen against the U.S. dollar and the euro, in addition to a decrease in unit sales of PS2.
Software: Despite an increase in PS3 software sales, overall software sales decreased as a result of the impact of the appreciation of the yen against the U.S. dollar and the euro, as well as a decrease in PS2 software sales.

The operating loss was ¥58.5 billion ($597 million), an improvement of ¥66.1 billion year-on-year.  The decrease in operating loss in the current fiscal year was due to an improvement in the operating performance of the PS3 business as a result of hardware cost reductions and increased software sales despite the impact of the decrease in sales in the PS2 business.

Worldwide hardware unit sales (increase/decrease year-on-year):
-->	PS2:	7.91 million units (a decrease of 5.75 million units)
-->	PSP:	14.11 million units (an increase of 0.30 million units)
-->	PS3:	10.06 million units (an increase of 0.94 million units)

Worldwide software unit sales (increase/decrease year-on-year):
-->	PS2:	83.5 million units (a decrease of 70.5 million units)
-->	PSP:	50.3 million units (a decrease of 5.2 million units)
-->	PS3:	103.7 million units (an increase of 45.8 million units)

Inventory, as of March 31, 2009, was ¥145.5 billion ($1,485 million), which represents a ¥36.1 billion, or 19.9%, decrease compared with the level as of March 31, 2008.  Inventory decreased by ¥53.0 billion, or 26.7%, compared with the level as of December 31, 2008.

Pictures
(Billions of yen, millions of U.S. dollars)
Fiscal year ended March 31
	2008	2009	Change in yen	2009
Sales and operating revenue	¥857.9	¥717.5	-16.4%	$7,322
Operating income	58.5	29.9	-48.9	305

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above are a yen-translation of the results of Sony Pictures Entertainment, (“SPE”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales decreased 16.4% year-on-year (a 5% decrease on a U.S. dollar basis).  Motion pictures revenues decreased primarily due to lower home entertainment revenues of new release and catalog product.  This decrease was due to an accelerated contraction in the market, brought on principally by the global economic downturn, as well as fewer films being sold into the home entertainment market in the current fiscal year.  The decrease in motion picture sales was partially offset by higher theatrical revenues driven by the current year’s successful film slate, which included Hancock, Quantum of Solace and Paul Blart: Mall Cop.  The prior year’s revenue also benefited from the sale of a bankruptcy claim against KirchMedia, a former licensee of film and television product.  Television revenues were higher in the current fiscal year due to increased advertising revenue from several international channels.

Operating income of ¥29.9 billion ($305 million) was recorded, a 48.9% decrease year-on-year (a 43% decrease on a U.S. dollar basis).  This decrease was primarily due to the lower home entertainment sales and the absence of the prior year’s sale of the bankruptcy claim noted above.  Television operating income benefited from the higher advertising revenues.  The current year’s results were also negatively impacted by ¥4.9 billion ($50 million) of restructuring charges.

Financial Services
(Billions of yen, millions of U.S. dollars)
Fiscal year ended March 31
	2008	2009	Change in yen	2009
Financial service revenue	¥581.1	¥538.2	-7.4%	$5,492
Operating income (loss)	22.6	(31.2)	-	(318)

In Sony’s Financial Services segment, results include SFH and SFH’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”), as well as Sony Finance International Inc.  Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  Therefore, the results of Sony Life shown below differ from the results that SFH and Sony Life disclose on a Japanese statutory basis.

Financial service revenue decreased 7.4% year-on-year due to a decrease in revenue at Sony Life.  Revenue at Sony Life was ¥430.5 billion ($4,393 million), a ¥33.5 billion or 7.2% decrease year-on-year.  Revenue decreased year-on-year due to an increase of net valuation losses from convertible bonds and an increase of impairment losses on equity securities in the general account and an increase of net losses from investments in the separate account, as a result of a decline in the Japanese stock market during this fiscal year that was larger than the decline in the previous fiscal year.  Partially offsetting this was an increase in revenue from insurance premiums reflecting a higher policy amount in force.

An operating loss of ¥31.2 billion ($318 million) was recorded mainly due to a deterioration in profitability at Sony Life.  The operating loss at Sony Life was ¥29.8 billion ($304 million), compared to operating income of ¥11.5 billion in the previous fiscal year.  This deterioration of profitability was mainly due to increased net valuation losses from convertible bonds and impairment losses on equity securities in the general account and the additional recording of policy reserves for variable life insurance products in the separate account, as a result of the significant decline in the Japanese stock market.  This increase in losses more than offset the contribution from increased revenue from insurance premiums at Sony Life.

All Other
(Billions of yen, millions of U.S. dollars)
Fiscal year ended March 31
	2008	2009	Change in yen	2009
Sales and operating revenue	¥382.2	¥539.6	+41.2%	$5,506
Operating income	60.8	30.4	-50.1	310

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 41.2% year-on-year.  This increase was primarily due to the fact that the results of SONY BMG were consolidated by Sony as a wholly-owned subsidiary beginning October 1, 2008.

During the six month period ended March 31, 2009, sales at SME were ¥169.3 billion ($1,728 million).  On a pro forma basis, this represents a 16% decrease on a U.S. dollar basis compared with the same six months of the previous fiscal year when sales of SME were not consolidated.  Revenues were negatively impacted by unfavorable exchange rates and the accelerated decline in the worldwide physical music market resulting from the global economic slowdown.  Best selling albums during the six months included AC/DC’s Black Ice, Beyonce’s I AM…SASHA FIERCE, P!nk’s Funhouse and Britney Spears’ Circus.

Excluding the impact of the consolidation of SME, sales of All Other decreased year-on-year.  This decrease was mainly due to lower sales at Sony Music Entertainment (Japan) Inc. (“SMEJ”) in the current fiscal year and the receipt of a settlement payment related to copyright infringement claims in the prior fiscal year.  Sales at SMEJ decreased year-on-year mainly due to a decrease in album sales resulting from a continuing decline in the physical music market.  This was partially offset by higher fee revenue from broadband connection services at So-net Entertainment Corporation.  SMEJ’s best-selling albums during the current fiscal year included I LOVED YESTERDAY by YUI, My song Your song by ikimono-gakari and VOICE by Mika Nakashima.

Operating income decreased 50.1% year-on-year.  This decrease was mainly due to a ¥10.0 billion gain on the sale of the urban entertainment complex “The Sony Center am Potsdamer Platz” in Berlin, Germany and the receipt of the settlement payment related to copyright infringement claims, both recorded in the prior fiscal year.

Regarding SME, the current fiscal year includes equity in net loss of ¥6.0 billion ($61 million) and operating income for the six month period ended March 31, 2009 of ¥13.7 billion ($140 million), which totaled ¥7.7 billion for the full year.  This compared to the prior year’s results, which included ¥10.0 billion of equity in net income for Sony’s then 50% share of SME.  On a pro forma basis, this ¥13.7 billion operating income for the six month period ended March 31, 2009 represents a 30 % decrease compared to the operating income for the comparable period of the prior fiscal year when its results were not consolidated.  This decrease was due to lower sales, higher restructuring charges and unfavorable exchange rates.  In addition, operating income at SMEJ decreased year-on-year mainly due to a decrease in album sales.

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-13, respectively.

Operating Activities: During the fiscal year ended March 31, 2009, there was net cash inflow of ¥407.2 billion ($4,155 million) in operating activities, a decrease of ¥350.5 billion, or 46.3% year-on-year.  For all segments excluding the Financial Services segment, there was net cash inflow of ¥112.7 billion ($1,150 million) in operating activities, a decrease of ¥406.4 billion, or 78.3% year-on-year.  The Financial Services segment had a net cash inflow of ¥300.1 billion ($3,062 million) from operating activities, an increase of ¥57.5 billion, or 23.7% year-on-year.

During the fiscal year ended March 31, 2009, with respect to all segments excluding the Financial Services segment, the major cash inflow factors included a cash contribution from net income, after taking into account depreciation and amortization, and decreases in notes and accounts receivable, trade. This exceeded cash outflow which included decreases in notes and accounts payable, trade.  The Financial Services segment generated net cash mainly from an increase in revenue from insurance premiums reflecting a steady increase in policy amount in force, primarily at Sony Life.

Compared with the previous fiscal year, within all segments excluding the Financial Services segment, net cash provided decreased mainly as a result of a decrease in net income, after taking into account depreciation and amortization.  Within the Financial Services segment, net cash provided increased year-on-year mainly due to an increase in revenue from insurance premiums at Sony Life noted above.

Investing Activities: During the fiscal year ended March 31, 2009, Sony used ¥1,081.3 billion ($11,034 million) of net cash in investing activities, an increase of ¥170.9 billion, or 18.8% year-on-year.  For all segments excluding the Financial Services segment, ¥487.4 billion ($4,974 million) of net cash was used in investing activities, an increase of ¥472.5 billion, or 3,166.0% year-on-year.  The Financial Services segment used ¥602.4 billion ($6,147 million) in net cash, a decrease of ¥271.3 billion, or 31.1% year-on-year.

During the fiscal year ended March 31, 2009, with respect to all segments excluding the Financial Services segment, payments for items such as purchases of manufacturing equipment in the Electronics segment and the acquisition of Bertelsmann’s 50% interest in SONY BMG exceeded proceeds generated mainly from the sales of semiconductor fabrication equipment.  Within the Financial Services segment, payments primarily for investments carried out at Sony Life, as well as for investments and advances carried out at Sony Bank, where operations are expanding, exceeded proceeds mainly from the maturities and sales of marketable securities and collections of advances.

Compared with the previous fiscal year, net cash used in investing activities increased within all segments excluding the Financial Services segment.  The previous fiscal year’s net cash outflows were partially offset by proceeds from the sale of shares in SFH, the sale of “The Sony Center am Potsdamer Platz” in Berlin, and a portion of Sony’s former headquarters site.  Net cash used in investing activities within the Financial Services segment decreased year-on-year mainly as an increase in investment asset sales exceeded an increase in investments at Sony Life.

In all segments excluding the Financial Services segment, net cash provided by operating activities and used in investing activities combined was an outflow of ¥374.8 billion ($3,824 million), a decrease of ¥878.9 billion compared to the previous fiscal year.

Financing Activities: During the fiscal year ended March 31, 2009, ¥267.5 billion ($2,729 million) of net cash was provided by financing activities, a decrease of ¥238.1 billion, or 47.1% year-on-year.  For all segments excluding the Financial Services segment, there was a net cash inflow of ¥9.9 billion ($102 million) in financing activities, an increase of ¥22.0 billion compared to a net cash outflow of ¥12.1 billion in the previous fiscal year.  This was primarily due to issuances of commercial paper and corporate bonds and borrowings from banks in the current fiscal year, partially offset by the redemption of convertible bonds.  In the Financial Services segment, since the increase primarily in policyholder accounts at Sony Life and in deposits from customers at Sony Bank were less than the increases in the previous fiscal year, financing activities generated ¥260.3 billion ($2,657 million) of net cash, a decrease of ¥231.4 billion, or 47.1% year-on-year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2009 was ¥660.8 billion ($6,743 million), a decrease of ¥425.6 billion, or 39.2% compared with the balance as of March 31, 2008.  The outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment was ¥565.0 billion ($5,766 million), a decrease of ¥383.7 billion, or 40.4% compared with the balance as of March 31, 2008.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was ¥95.8 billion ($977 million), a decrease of ¥41.9 billion, or 30.4% compared with the balance as of March 31, 2008.

Consolidated Results for the Fourth Quarter ended March 31, 2009

Sales were ¥1,524.1 billion ($15,552 million), a decrease of 22.0% compared with the same quarter of the previous fiscal year.

During the quarter ended March 31, 2009, the average value of the yen was significantly higher against the U.S. dollar and the euro; ¥92.6 against the U.S. dollar and ¥120.3 against the euro, which was 12.6% and 29.8% higher, respectively, compared with the average rates for the same quarter of the previous fiscal year.  On a local currency basis, consolidated sales decreased 10% year-on-year.  For references to sales on a local currency basis, see Note on page 10.

In the Electronics segment, sales decreased due to the negative impact from the appreciation of the yen against the U.S. dollar and the euro, as well as the slowing global economy.  Sales decreased for products such as VAIO PCs, Handycam® video cameras, BRAVIA LCD televisions and Semiconductors.  In the Game segment, sales decreased overall as a result of the negative impact of the appreciation of the yen, as well as a decrease in hardware and software sales.  In the Pictures segment, sales decreased primarily due to the sale of a bankruptcy claim against KirchMedia in the fourth quarter of the previous fiscal year and lower home entertainment revenues in the current fiscal year’s fourth quarter.  This decrease was partially offset by higher television licensing revenues.  In the Financial Services segment, revenue increased due to a decrease of net loss from investments in the separate account, and a decrease in net valuation losses from convertible bonds and impairment losses on equity securities in the general account at Sony Life.  In All Other, sales increased due to the consolidation of SME’s results.  During the quarter ended March 31, 2009, sales at SME were ¥64.1 billion ($654 million).  On a pro forma basis, this represents a 3% decrease on a U.S. dollar basis compared with the same quarter of the previous fiscal year when sales of SME were not consolidated.  The decrease in revenues can be attributed to unfavorable exchange rates.

An operating loss of ¥294.3 billion ($3,003 million) was reported, compared to operating income of ¥6.2 billion in the same quarter of the previous fiscal year.  One of the significant factors causing the year-on-year deterioration in operating income was the approximate ¥64.0 billion impact from the appreciation of the yen against the U.S. dollar and the euro.

In the Electronics segment, an operating loss was recorded compared to operating income in the same quarter of the prior fiscal year primarily due to the higher cost of sales ratio resulting from intensified price competition, the negative impact from the appreciation of the yen, a decrease in sales due to deterioration in the business environment and an increase in selling, general and administrative expenses as a result of an increase in restructuring charges and a deterioration in equity in net income (loss) for Sony Ericsson.  In the Game segment, there was a further increase in operating loss due to unfavorable exchange rates and a decrease in sales of the PS2 and PSP businesses despite an improvement in the operating performance of the PS3 business mainly resulting from hardware cost reductions.  Operating income for the Pictures segment decreased primarily due to the same factors that contributed to the lower revenues noted above as well as ¥4.3 billion ($44 million) of restructuring charges in the current quarter.  Operating income was recorded within the Financial Services segment compared to operating loss recorded in the same quarter of the previous fiscal year.  Although foreign exchange gains or losses on foreign-currency denominated customer deposits deteriorated at Sony Bank, an improvement was experienced at Sony Life due to the reasons mentioned above in the general account and lower policy reserves for variable life insurance products in the separate account.  In All Other, operating profitability deteriorated primarily due to a gain on the sale of “The Sony Center am Potsdamer Platz” in Berlin and the receipt of a settlement payment related to copyright infringement claims in the same quarter of the prior fiscal year, despite a positive impact from the consolidation of SME.  During the quarter ended March 31, 2009, SME recorded a consolidated operating loss of ¥0.8 billion ($8 million), which on a pro forma basis represents a ¥4.9 billion improvement from the prior year’s loss when its results were not consolidated.   This improvement was due to higher unit sales of both new and carryover releases combined with lower selling, general and administrative expenses, partially offset by the negative impact of unfavorable exchange rates.  The results for the same quarter of the prior fiscal year included ¥2.3 billion of equity in net loss for Sony’s then 50% share of SME.

Restructuring charges, recorded as operating expenses, amounted to ¥61.9 billion ($632 million) for the quarter compared to ¥14.2 billion for the same quarter of the previous fiscal year.  In the Electronics segment, restructuring charges were ¥51.0 billion ($521 million) compared to ¥13.3 billion in the same quarter of the previous fiscal year.

Equity in net loss of affiliated companies, recorded within the operating loss, was ¥17.7 billion ($180 million) compared to equity in net income of ¥10.8 billion in the same quarter of previous fiscal year. Equity in net loss of Sony Ericsson was ¥17.8 billion ($182 million), compared to income of ¥10.3 billion in the same quarter of the previous fiscal year.  This decrease was primarily due to a decline in unit shipments brought on by a contracting market as a result of the global economic slowdown, unfavorable exchange rates, as well as deterioration in the product mix and price pressure.  For S-LCD, equity of net income of ¥0.8 billion ($8 million) was recorded, a ¥2.6 billion decrease year-on-year.

Loss before income taxes was ¥311.6 billion ($3,180 million), compared to ¥17.0 billion income recorded in the same quarter of the prior fiscal year due to the deterioration in operating performance as discussed above.

Income taxes: Sony recorded an income tax benefit amounting to ¥147.2 billion ($1,502 million) resulting in an effective tax rate of 47%.  This is mainly due to a loss before income taxes during the fourth quarter of the current fiscal year and the partial reversal of certain deferred tax liabilities for undistributed earnings of foreign subsidiaries and affiliates, due to a change in the tax regulations in Japan to treat the dividends from overseas subsidiaries as non-taxable income, partially offset by an increase in valuation allowances recorded on deferred tax assets for net operating loss carryforwards at certain subsidiaries.

Net loss of ¥165.1 billion ($1,685 million) was recorded during the quarter, compared to net income of ¥29.0 billion recorded in the same quarter of the prior fiscal year.

Note
Sales on a local currency basis described herein reflect sales obtained by applying the yen’s monthly average exchange rate in the previous fiscal year and the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current fiscal year and the current quarter.  Sales on a local currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a local currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Rewarding Shareholders

Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding shareholders. It is Sony’s policy to utilize retained earnings, after ensuring the perpetuation of stable dividends, to carry out various investments that contribute to an increase in corporate value such as those that ensure future growth and strengthen competitiveness.

A year-end dividend of ¥12.5 ($0.13) per share (the same as the amount paid in the previous fiscal year) will be payable as of June 2, 2009. Sony has already paid an interim dividend in December 2008 of ¥30 ($0.31) per share to each shareholder (including a special dividend of ¥10 per share) bringing the total annual dividend to ¥42.5 ($0.43) per share.

With regards to the annual dividend for the fiscal year ending March 31, 2010, Sony has not yet decided on the amount and will make this decision based on future financial results and cash flows.

Outlook for the Fiscal Year ending March 31, 2010

	(Billions of yen)
	Current Forecast	Change from March 31, 2009 Actual Results	March 31, 2009 Actual Results
Sales and operating revenue	¥7,300	-6%	¥7,730.0
Operating income (loss)	(110)	-	(227.8)
Income (loss) before income taxes	(140)	-	(175.0)
Net income (loss) attributable to Sony Corporation’s shareholders*	(120)	-	(98.9)

*   Net income (loss) attributable to Sony Corporation’s shareholders is equivalent to net income (loss) in the consolidated financial statements issued for the fiscal years ended March 31, 2009 and prior.  Modification of the presentation format of the consolidated statement of income is one of the changes that will be required by Sony’s adoption of FAS No. 160 effective April 1, 2009.

Supplemental Information
In addition to operating income (loss), Sony’s management also evaluates Sony’s performance using non-U.S. GAAP operating income (loss).  Operating income (loss), as adjusted, which excludes equity in net income (loss) of affiliated companies and restructuring charges, is not a presentation in accordance with U.S. GAAP, and is presented to enhance a user’s understanding of Sony’s operating income (loss) by providing investors an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.  Sony’s management uses this measure to review operating trends, perform analytical comparisons, and assess whether the structural cost reduction plan is achieving its objectives.

	(Billions of yen)
	Current Forecast	Change from March 31, 2009 Actual Results	March 31, 2009 Actual Results
Operating income (loss)	¥(110)	-%	¥(227.8)
Less: Equity in net income (loss) of affiliated companies	(30)	-	(25.1)
Add: Restructuring charges recorded within operating expenses	110	+46	75.4
Operating income (loss), as adjusted	¥30		¥(127.3)

This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income (loss) in accordance with U.S. GAAP.

	(Billions of yen)
	Current Forecast	Change from March 31, 2009 Actual Results	March 31, 2009 Actual Results
Capital expenditures (addition to Property, Plant and Equipment)*	¥250	-25%	¥332.1
Depreciation and amortization**	370	-9	405.4
[for Property, Plant and Equipment (included above)	270	-8	293.7	]
Research and development expenses	480	-3	497.3

* Investments in equity affiliates are not included within the forecast for capital expenditures.
** The forecast for depreciation and amortization includes amortization of intangible assets and amortization of deferred insurance acquisition costs.

Assumed foreign currency exchange rates: approximately ¥95 to the U.S. dollar and approximately ¥125 to the euro.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Forecasted consolidated results above have been prepared based on the assumption that the deterioration in the business environment brought on by the slowing global economy will continue.  This forecast also reflects restructuring charges, recorded as operating expenses, of approximately ¥110 billion expected to be incurred across the Sony Group during the fiscal year ending March 31, 2010, primarily within the Electronics segment, compared to ¥75.4 billion of restructuring charges recorded during the fiscal year ended March 31, 2009.

We anticipate continuing to record a loss in equity in net income (loss) of affiliated companies due to the impact of unfavorable business conditions at Sony Ericsson.

The forecast for each business segment is as follows:

Electronics

A decrease in sales is expected mainly due to the continuing weakness in the business environment as well as the impact of the appreciation of the yen against the U.S. dollar and the euro.  Regarding operating income, we endeavor to reduce manufacturing costs and operating expenses, and in particular, in the television business we expect operating loss to contract significantly.  However, overall operating loss is expected to slightly increase mainly due to an increase in restructuring charges.

Game

A decline in sales is expected due to the negative impact from the appreciation of the yen and a decrease in sales for the PS2 business.  We anticipate that the Game business will continue to record a loss due to the negative impact from the appreciation of the yen and a further decrease in sales of PS2 business despite our expectation that the profitability of the PS3 business will improve due to hardware cost reductions and an enhanced line-up of software titles.

Pictures

Despite the appreciation of the yen, we anticipate higher revenue and operating income within the segment as a result of a greater number of major films to be released, compared to the fiscal year ended March 31, 2009, and increased advertising and subscription revenues from SPE’s international channels.

Financial Services

We anticipate a marked increase in revenue and significant improvement in operating profitability within the segment compared to the fiscal year ended March 31, 2009 which experienced the effect of a downturn in the Japanese stock market.  As is Sony’s policy, the effects of gains and losses on investments held by Sony Life due to market fluctuations since the end of the fiscal year, March 31, 2009, have not been incorporated within the above forecast as Sony cannot predict where the financial markets will be at the end of the fiscal year ending March 31, 2010.  Accordingly, these market fluctuations could further impact the current forecast.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending as well as the recent worldwide crisis in the financial markets and housing sectors; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including newly introduced platforms within the Game segment, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and the music business); (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business reorganization activities in its Electronics segment; (vi) Sony’s ability to implement successfully its network strategy for its Electronics, Game and Pictures segments, and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and the music business in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) Sony’s ability to maintain product quality (particularly in the Electronics and Game segments); (ix) Sony’s ability to secure adequate funding to finance restructuring activities and capital investments given the current state of global capital markets; (x) the success of Sony’s joint ventures and alliances; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31
ASSETS	2008	2009	Change from 2008			2009
Current assets:
Cash and cash equivalents	¥1,086,431	¥660,789		¥-425,642	-39.2%	$6,743
Call loan in the banking business	352,569	49,909		-302,660	-85.8	509
Marketable securities	427,709	466,912		+39,203	+9.2	4,764
Notes and accounts receivable, trade	1,183,620	963,837		-219,783	-18.6	9,835
Allowance for doubtful accounts and sales returns	(93,335)	(110,383)		-17,048	+18.3	(1,126)
Inventories	1,021,595	813,068		-208,527	-20.4	8,297
Deferred income taxes	237,073	189,703		-47,370	-20.0	1,936
Prepaid expenses and other current assets	794,001	586,800		-207,201	-26.1	5,987
	5,009,663	3,620,635		-1,389,028	-27.7	36,945

Film costs	304,243	306,877		+2,634	+0.9	3,131

Investments and advances:
Affiliated companies	381,188	236,779		-144,409	-37.9	2,416
Securities investments and other	3,954,460	4,561,651		+607,191	+15.4	46,548
	4,335,648	4,798,430		+462,782	+10.7	48,964

Property, plant and equipment:
Land	158,289	155,665		-2,624	-1.7	1,588
Buildings	903,116	911,269		+8,153	+0.9	9,299
Machinery and equipment	2,483,016	2,343,839		-139,177	-5.6	23,917
Construction in progress	55,740	100,027		+44,287	+79.5	1,021
Less-Accumulated depreciation	(2,356,812)	(2,334,937)		+21,875	-0.9	(23,826)
	1,243,349	1,175,863		-67,486	-5.4	11,999
Other assets:
Intangibles, net	263,490	396,348		+132,858	+50.4	4,044
Goodwill	304,423	443,958		+139,535	+45.8	4,530
Deferred insurance acquisition costs	396,819	400,412		+3,593	+0.9	4,086
Deferred income taxes	198,666	359,050		+160,384	+80.7	3,664
Other	496,438	511,938		+15,500	+3.1	5,224
	1,659,836	2,111,706		+451,870	+27.2	21,548
	¥12,552,739	¥12,013,511		¥-539,228	-4.3%	$122,587

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	¥63,224	¥303,615	¥	+240,391	+380.2%	$3,098
Current portion of long-term debt	291,879	147,540		-144,339	-49.5	1,506
Notes and accounts payable, trade	920,920	560,795		-360,125	-39.1	5,722
Accounts payable, other and accrued expenses	896,598	1,036,830		+140,232	+15.6	10,580
Accrued income and other taxes	200,803	46,683		-154,120	-76.8	476
Deposits from customers in the banking business	1,144,399	1,326,360		+181,961	+15.9	13,534
Other	505,544	389,077		-116,467	-23.0	3,971
	4,023,367	3,810,900		-212,467	-5.3	38,887

Long-term liabilities:
Long-term debt	729,059	660,147		-68,912	-9.5	6,736
Accrued pension and severance costs	231,237	365,706		+134,469	+58.2	3,732
Deferred income taxes	268,600	188,359		-80,241	-29.9	1,922
Future insurance policy benefits and other	3,298,506	3,521,060		+222,554	+6.7	35,929
Other	260,032	250,737		-9,295	-3.6	2,558
	4,787,434	4,986,009		+198,575	+4.1	50,877

Minority interest in consolidated subsidiaries	276,849	251,949		-24,900	-9.0	2,571

Stockholders' equity:
Common stock	630,576	630,765		+189	+0.0	6,436
Additional paid-in capital	1,151,447	1,155,034		+3,587	+0.3	11,786
Retained earnings	2,059,361	1,916,951		-142,410	-6.9	19,561
Accumulated other comprehensive income	(371,527)	(733,443)		-361,916	+97.4	(7,484)
Treasury stock, at cost	(4,768)	(4,654)		+114	-2.4	(47)
	3,465,089	2,964,653		-500,436	-14.4	30,252
	¥12,552,739	¥12,013,511		¥-539,228	-4.3%	$122,587

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)

	Fiscal year ended March 31
	2008	2009	Change from 2008		2009
Sales and operating revenue:
Net sales	¥8,201,839	¥7,110,053	¥-1,091,786	-13.3%	$72,551
Financial service revenue	553,216	523,307	-29,909	-5.4	5,340
Other operating revenue	116,359	96,633	-19,726	-17.0	986
	8,871,414	7,729,993	-1,141,421	-12.9	78,877
Costs and expenses:
Cost of sales	6,290,022	5,660,504	-629,518	-10.0	57,760
Selling, general and administrative	1,714,445	1,686,030	-28,415	-1.7	17,204
Financial service expenses	530,306	547,825	+17,519	+3.3	5,590
(Gain) loss on sale, disposal or impairment of assets, net	(37,841)	38,308	+76,149	-	391
	8,496,932	7,932,667	-564,265	-6.6	80,945

Equity in net income (loss) of affiliated companies	100,817	(25,109)	-125,926	-	(256)

Operating income (loss)	475,299	(227,783)	-703,082	-	(2,324)

Other income:
Interest and dividends	34,272	22,317	-11,955	-34.9	228
Foreign exchange gain, net	5,571	48,568	+42,997	+771.8	495
Gain on sale of securities investments, net	5,504	1,281	-4,223	-76.7	13
Gain on change in interest in subsidiaries and equity investees	82,055	1,882	-80,173	-97.7	19
Other	22,045	24,777	+2,732	+12.4	253
	149,447	98,825	-50,622	-33.9	1,008

Other expenses:
Interest	22,931	24,376	+1,445	+6.3	249
Loss on devaluation of securities investments	13,087	4,427	-8,660	-66.2	45
Other	21,594	17,194	-4,400	-20.4	175
	57,612	45,997	-11,615	-20.2	469

Income (loss) before income taxes	567,134	(174,955)	-742,089	-	(1,785)

Income taxes	203,478	(72,741)	-276,219	-	(742)

Income (loss) before minority interest	363,656	(102,214)	-465,870	-	(1,043)

Minority interest in loss of consolidated subsidiaries	(5,779)	(3,276)	+2,503	-	(33)

Net income (loss)	¥369,435	¥(98,938)	¥-468,373	-	$(1,010)

Per share data:
Common stock
Net income (loss)
— Basic	¥368.33	¥(98.59)	¥-466.92	-	$(1.01)
— Diluted	351.10	(98.59)	-449.69	-	(1.01)

	(Millions of yen, millions of U.S. dollars, except per share amounts)

	Three months ended March 31
	2008	2009	Change from 2008		2009
Sales and operating revenue:
Net sales	¥1,831,490	¥1,355,051	¥-476,439	-26.0%	$13,827
Financial service revenue	96,128	147,898	+51,770	+53.9	1,509
Other operating revenue	25,219	21,111	-4,108	-16.3	216
	1,952,837	1,524,060	-428,777	-22.0	15,552
Costs and expenses:
Cost of sales	1,422,373	1,213,948	-208,425	-14.7	12,387
Selling, general and administrative	399,064	409,990	+10,926	+2.7	4,184
Financial service expenses	128,210	145,618	+17,408	+13.6	1,486
Loss on sale, disposal or impairment of assets, net	7,859	31,127	+23,268	+296.1	318
	1,957,506	1,800,683	-156,823	-8.0	18,375

Equity in net income (loss) of affiliated companies	10,845	(17,685)	-28,530	-	(180)

Operating income (loss)	6,176	(294,308)	-300,484	-	(3,003)

Other income:
Interest and dividends	7,621	3,784	-3,837	-50.3	39
Foreign exchange gain, net	5,498	—	-5,498	-	—
Gain on sale of securities investments, net	3,875	455	-3,420	-88.3	5
Gain on change in interest in subsidiaries and equity investees	1,003	43	-960	-95.7	—
Other	7,942	2,788	-5,154	-64.9	28
	25,939	7,070	-18,869	-72.7	72

Other expenses:
Interest	5,200	6,086	+886	+17.0	62
Loss on devaluation of securities investments	3,433	1,627	-1,806	-52.6	17
Foreign exchange loss, net	—	11,504	+11,504	-	117
Other	6,470	5,180	-1,290	-19.9	53
	15,103	24,397	+9,294	+61.5	249

Income (loss) before income taxes	17,012	(311,635)	-328,647	-	(3,180)

Income taxes	(6,295)	(147,202)	-140,907	-	(1,502)

Income (loss) before minority interest	23,307	(164,433)	-187,740	-	(1,678)

Minority interest in income (loss) of consolidated subsidiaries	(5,737)	707	+6,444	-	7

Net income (loss)	¥29,044	¥(165,140)	¥-194,184	-	$(1,685)

Per share data:
Common stock
Net income (loss)
— Basic	¥28.95	¥(164.56)	¥-193.51	-	$(1.68)
— Diluted	27.63	(164.56)	-192.19	-	(1.68)

Consolidated Statements of Changes in Stockholders' Equity
			(Millions of yen)

	Common stock	Additional paid- in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 2007	¥626,907	¥1,143,423	¥1,719,506	¥(115,493)	¥(3,639)	¥3,370,704
Exercise of stock acquisition rights	3,538	3,685				7,223
Conversion of convertible bonds	131	131				262
Stock based compensation		4,192				4,192

Comprehensive income:
Net income			369,435			369,435
Cumulative effect of an accounting change, net of tax			(4,452)			(4,452)
Other comprehensive income, net of tax
Unrealized losses on securities				(15,167)		(15,167)
Unrealized losses on derivative instruments				(2,296)		(2,296)
Pension liability adjustment				(26,103)		(26,103)
Foreign currency translation adjustments				(212,468)		(212,468)
Total comprehensive income						108,949

Stock issue costs, net of tax			(48)			(48)
Dividends declared			(25,080)			(25,080)
Purchase of treasury stock					(1,231)	(1,231)
Reissuance of treasury stock		16			102	118
Balance at March 31, 2008	¥630,576	¥1,151,447	¥2,059,361	¥(371,527)	¥(4,768)	¥3,465,089

Balance at March 31, 2008	¥630,576	¥1,151,447	¥2,059,361	¥(371,527)	¥(4,768)	¥3,465,089
Stock based compensation		3,423				3,423
Exercise of stock acquisition rights	189	189				378

Comprehensive income:
Net income (loss)			(98,938)			(98,938)
Other comprehensive income, net of tax
Unrealized losses on securities				(40,859)		(40,859)
Unrealized gains on derivative instruments				1,787		1,787
Pension liability adjustment				(74,517)		(74,517)
Foreign currency translation adjustments				(247,697)		(247,697)
Total comprehensive income						(460,224)

Stock issue costs, net of tax			(4)			(4)
Dividends declared			(42,648)			(42,648)
Purchase of treasury stock					(302)	(302)
Reissuance of treasury stock		(25)	(152)		416	239
Effects of changing the pension plan measurement date pursuant to FAS No. 158			(668)	(630)		(1,298)
Balance at March 31, 2009	¥630,765	¥1,155,034	¥1,916,951	¥(733,443)	¥(4,654)	¥2,964,653

			(Millions of U.S. dollars)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 2008	$6,434	$11,749	$21,014	$(3,791)	$(48)	$35,358
Stock based compensation		35				35
Exercise of stock acquisition rights	2	2				4

Comprehensive income:
Net income (loss)			(1,010)			(1,010)
Other comprehensive income, net of tax
Unrealized losses on securities				(417)		(417)
Unrealized gains on derivative instruments				18		18
Pension liability adjustment				(760)		(760)
Foreign currency translation adjustments				(2,528)		(2,528)
Total comprehensive income						(4,697)

Stock issue costs, net of tax			(0)			(0)
Dividends declared			(435)			(435)
Purchase of treasury stock					(3)	(3)
Reissuance of treasury stock		(0)	(2)		4	2
Effects of changing the pension plan measurement date pursuant to FAS No. 158			(6)	(6)		(12)
Balance at March 31, 2009	$6,436	$11,786	$19,561	$(7,484)	$(47)	$30,252

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)

	Fiscal year ended March 31
	2008	2009	2009
Cash flows from operating activities:
Net income (loss)	¥369,435	¥(98,938)	$(1,010)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs	428,010	405,443	4,137
Amortization of film costs	305,468	255,713	2,609
Stock-based compensation expense	4,130	3,446	35
Accrual for pension and severance costs, less payments	(17,589)	16,654	170
(Gain) loss on sale, disposal or impairment of assets, net	(37,841)	38,308	391
Loss on sale or devaluation of securities investments, net	7,583	3,146	32
Loss on revaluation of marketable securities held in the financial service business for trading purpose, net	56,543	94,369	963
Gain on change in interest in subsidiaries and equity investees	(82,055)	(1,882)	(19)
Deferred income taxes	20,040	(153,262)	(1,564)
Equity in net (income) losses of affiliated companies, net of dividends	(13,527)	65,484	668
Changes in assets and liabilities:
Decrease in notes and accounts receivable, trade	185,651	218,168	2,226
(Increase) decrease in inventories	(140,725)	160,432	1,637
Increase in film costs	(353,343)	(264,412)	(2,698)
Decrease in notes and accounts payable, trade	(235,459)	(375,842)	(3,835)
Increase (decrease) in accrued income and other taxes	138,872	(163,200)	(1,665)
Increase in future insurance policy benefits and other	166,356	174,549	1,781
Increase in deferred insurance acquisition costs	(62,951)	(68,666)	(701)
Increase in marketable securities held in the financial service business for trading purpose	(57,271)	(42,505)	(434)
(Increase) decrease in other current assets	(24,312)	134,175	1,369
Increase (decrease) in other current liabilities	51,838	(105,155)	(1,073)
Other	48,831	111,128	1,136
Net cash provided by operating activities	757,684	407,153	4,155

Cash flows from investing activities:
Payments for purchases of long-lived assets	(474,552)	(496,125)	(5,063)
Proceeds from sales of long-lived assets	144,741	153,439	1,566
Payments for investments and advances by financial service business	(2,283,491)	(2,496,783)	(25,477)
Payments for investments and advances (other than financial service business)	(103,082)	(178,335)	(1,820)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	1,441,496	1,923,264	19,625
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	51,947	11,569	118
Proceeds from sales of subsidiaries' and equity investees' stocks	307,133	2,234	23
Other	5,366	(605)	(6)
Net cash used in investing activities	(910,442)	(1,081,342)	(11,034)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	31,093	72,188	737
Payments of long-term debt	(34,701)	(264,467)	(2,699)
Increase in short-term borrowings, net	15,838	244,584	2,496
Increase in deposits from customers in the financial service business, net	485,965	261,619	2,670
Dividends paid	(25,098)	(42,594)	(435)
Proceeds from issuance of shares under stock-based compensation plans	7,484	378	4
Proceeds from issuance of stocks by subsidiaries	28,943	—	—
Other	(4,006)	(4,250)	(44)
Net cash provided by financing activities	505,518	267,458	2,729

Effect of exchange rate changes on cash and cash equivalents	(66,228)	(18,911)	(193)

Net increase (decrease) in cash and cash equivalents	286,532	(425,642)	(4,343)
Cash and cash equivalents at beginning of the fiscal year	799,899	1,086,431	11,086

Cash and cash equivalents at the end of the fiscal year	¥1,086,431	¥660,789	$6,743

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue	2008	2009	Change	2009
Electronics
Customers	¥5,931,708	¥5,032,920	-15.2%	$51,356
Intersegment	682,102	455,035		4,643
Total	6,613,810	5,487,955	-17.0	55,999

Game
Customers	1,219,004	984,855	-19.2	10,049
Intersegment	65,239	68,291		697
Total	1,284,243	1,053,146	-18.0	10,746

Pictures
Customers	855,482	717,513	-16.1	7,322
Intersegment	2,452	—		—
Total	857,934	717,513	-16.4	7,322

Financial Services
Customers	553,216	523,307	-5.4	5,340
Intersegment	27,905	14,899		152
Total	581,121	538,206	-7.4	5,492

All Other
Customers	312,004	471,398	+51.1	4,810
Intersegment	70,194	68,205		696
Total	382,198	539,603	+41.2	5,506

Elimination	(847,892)	(606,430)	-	(6,188)
Consolidated total	¥8,871,414	¥7,729,993	-12.9%	$78,877

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.
Game intersegment amounts primarily consist of transactions with the Electronics segment.
All Other intersegment amounts primarily consist of transactions with the Electronics, Game and Pictures segments.

Operating income (loss)	2008	2009	Change	2009
Electronics	¥441,787	¥(168,084)	-%	$(1,715)
Game	(124,526)	(58,476)	-	(597)
Pictures	58,524	29,916	-48.9	305
Financial Services	22,633	(31,157)	-	(318)
All Other	60,800	30,367	-50.1	310
Total	459,218	(197,434)	-	(2,015)

Corporate and elimination	16,081	(30,349)	-	(309)
Consolidated total	¥475,299	¥(227,783)	-%	$(2,324)

The segment disclosure for the fiscal year ended March 31, 2008 above has been revised to reflect the reclassification discussed in Note 4.

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue	2008	2009	Change	2009
Electronics
Customers	¥1,305,655	¥893,700	-31.6%	$9,120
Intersegment	146,333	39,713		405
Total	1,451,988	933,413	-35.7	9,525

Game
Customers	250,567	154,827	-38.2	1,580
Intersegment	12,515	6,318		65
Total	263,082	161,145	-38.7	1,645

Pictures
Customers	211,642	186,679	-11.8	1,905
Intersegment	1,492	—		—
Total	213,134	186,679	-12.4	1,905

Financial Services
Customers	96,128	147,898	+53.9	1,509
Intersegment	6,753	3,496		36
Total	102,881	151,394	+47.2	1,545

All Other
Customers	88,845	140,956	+58.7	1,438
Intersegment	17,966	17,658		180
Total	106,811	158,614	+48.5	1,618

Elimination	(185,059)	(67,185)	-	(686)
Consolidated total	¥1,952,837	¥1,524,060	-22.0%	$15,552

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.
Game intersegment amounts primarily consist of transactions with the Electronics segment.
All Other intersegment amounts primarily consist of transactions with the Electronics, Game and Pictures segments.

Operating income (loss)	2008	2009	Change	2009
Electronics	¥10,436	¥(272,142)	-%	$(2,777)
Game	(11,556)	(24,818)	-	(253)
Pictures	36,104	14,242	-60.6	145
Financial Services	(30,088)	944	-	10
All Other	19,051	(4,358)	-	(45)
Total	23,947	(286,132)	-	(2,920)

Corporate and elimination	(17,771)	(8,176)	-	(83)
Consolidated total	¥6,176	¥(294,308)	-%	$(3,003)

The segment disclosure for the three months ended March 31, 2008 above has been revised to reflect the reclassification discussed in Note 4.

Electronics Sales and Operating Revenue to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue	2008	2009	Change	2009
Audio	¥558,624	¥453,976	-18.7%	$4,632
Video	1,279,225	1,042,014	-18.5	10,633
Televisions	1,367,078	1,275,810	-6.7	13,018
Information and Communications	1,103,212	942,517	-14.6	9,618
Semiconductors	237,870	205,062	-13.8	2,092
Components	833,334	662,453	-20.5	6,760
Other	552,365	451,088	-18.3	4,603
Total	¥5,931,708	¥5,032,920	-15.2%	$51,356

	Three months ended March 31
Sales and operating revenue	2008	2009	Change	2009
Audio	¥112,134	¥78,435	-30.1%	$800
Video	235,597	158,061	-32.9	1,613
Televisions	314,869	227,027	-27.9	2,317
Information and Communications	276,970	191,604	-30.8	1,955
Semiconductors	57,745	31,105	-46.1	317
Components	197,450	111,857	-43.3	1,142
Other	110,890	95,611	-13.8	976
Total	¥1,305,655	¥893,700	-31.6%	$9,120

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on page F-6 and F-7.
The Electronics segment is managed as a single operating segment by Sony’s management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment.
Commencing April 1, 2008, Sony has partially realigned its product category configuration in the Electronics segment. Accordingly, results for the fiscal year and three months ended March 31, 2008 have been reclassified to conform to the current presentation.

Geographic Segment Information
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue	2008	2009	Change	2009
Japan	¥2,056,374	¥1,873,219	-8.9%	$19,114
United States	2,221,862	1,827,812	-17.7	18,651
Europe	2,328,233	1,987,692	-14.6	20,283
Other Areas	2,264,945	2,041,270	-9.9	20,829
Total	¥8,871,414	¥7,729,993	-12.9%	$78,877

	Three months ended March 31
Sales and operating revenue	2008	2009	Change	2009
Japan	¥455,253	¥452,405	-0.6%	$4,616
United States	484,966	356,285	-26.5	3,636
Europe	518,225	351,972	-32.1	3,592
Other Areas	494,393	363,398	-26.5	3,708
Total	¥1,952,837	¥1,524,060	-22.0%	$15,552

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.
These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements.
However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.
Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

Condensed Balance Sheet
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31
ASSETS	2008	2009	Change		2009
Current assets:
Cash and cash equivalents	¥137,721	¥95,794		¥-41,927	$977
Call loan in the banking business	352,569	49,909		-302,660	509
Marketable securities	424,709	463,809		+39,100	4,733
Other	290,120	221,633		-68,487	2,262
	1,205,119	831,145		-373,974	8,481

Investments and advances	3,879,877	4,510,668		+630,791	46,027
Property, plant and equipment	38,512	30,778		-7,734	314
Other assets:
Deferred insurance acquisition costs	396,819	400,412		+3,593	4,086
Other	105,332	132,654		+27,322	1,354
	502,151	533,066		+30,915	5,440
	¥5,625,659	¥5,905,657	¥	+279,998	$60,262
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥44,408	¥65,636	¥	+21,228	$670
Notes and accounts payable, trade	16,376	16,855		+479	172
Deposits from customers in the banking business	1,144,399	1,326,360		+181,961	13,534
Other	157,773	143,781		-13,992	1,467
	1,362,956	1,552,632		+189,676	15,843

Long-term liabilities:
Long-term debt	111,771	97,296		-14,475	993
Future insurance policy benefits and other	3,298,506	3,521,060		+222,554	35,929
Other	211,130	168,409		-42,721	1,719
	3,621,407	3,786,765		+165,358	38,641

Minority interest in consolidated subsidiaries	919	1,125		+206	11
Stockholders' equity	640,377	565,135		-75,242	5,767
	¥5,625,659	¥5,905,657	¥	+279,998	$60,262

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31
ASSETS	2008	2009	Change		2009
Current assets:
Cash and cash equivalents	¥948,710	¥564,995		¥-383,715	$5,766
Marketable securities	3,000	3,103		+103	31
Notes and accounts receivable, trade	1,083,489	847,214		-236,275	8,645
Other	1,801,468	1,426,045		-375,423	14,551
	3,836,667	2,841,357		-995,310	28,993

Film costs	304,243	306,877		+2,634	3,131
Investments and advances	518,536	339,389		-179,147	3,463
Investments in Financial Services, at cost	116,843	116,843		—	1,192
Property, plant and equipment	1,204,837	1,145,085		-59,752	11,685
Other assets	1,203,849	1,621,396		+417,547	16,546
	¥7,184,975	¥6,370,947		¥-814,028	$65,010
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥339,485	¥431,536	¥	+92,051	$4,403
Notes and accounts payable, trade	906,281	546,125		-360,156	5,573
Other	1,452,756	1,336,947		-115,809	13,642
	2,698,522	2,314,608		-383,914	23,618

Long-term liabilities:
Long-term debt	650,969	585,636		-65,333	5,976
Accrued pension and severance costs	223,203	354,817		+131,614	3,621
Other	394,779	348,684		-46,095	3,559
	1,268,951	1,289,137		+20,186	13,156

Minority interest in consolidated subsidiaries	37,509	39,640		+2,131	404
Stockholders' equity	3,179,993	2,727,562		-452,431	27,832
	¥7,184,975	¥6,370,947		¥-814,028	$65,010

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31
ASSETS	2008	2009	Change		2009
Current assets:
Cash and cash equivalents	¥1,086,431	¥660,789		¥-425,642	$6,743
Call loan in the banking business	352,569	49,909		-302,660	509
Marketable securities	427,709	466,912		+39,203	4,764
Notes and accounts receivable, trade	1,090,285	853,454		-236,831	8,709
Other	2,052,669	1,589,571		-463,098	16,220
	5,009,663	3,620,635		-1,389,028	36,945

Film costs	304,243	306,877		+2,634	3,131
Investments and advances	4,335,648	4,798,430		+462,782	48,964
Property, plant and equipment	1,243,349	1,175,863		-67,486	11,999
Other assets:
Deferred insurance acquisition costs	396,819	400,412		+3,593	4,086
Other	1,263,017	1,711,294		+448,277	17,462
	1,659,836	2,111,706		+451,870	21,548
	¥12,552,739	¥12,013,511		¥-539,228	$122,587
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥355,103	¥451,155	¥	+96,052	$4,604
Notes and accounts payable, trade	920,920	560,795		-360,125	5,722
Deposits from customers in the banking business	1,144,399	1,326,360		+181,961	13,534
Other	1,602,945	1,472,590		-130,355	15,027
	4,023,367	3,810,900		-212,467	38,887

Long-term liabilities:
Long-term debt	729,059	660,147		-68,912	6,736
Accrued pension and severance costs	231,237	365,706		+134,469	3,732
Future insurance policy benefits and other	3,298,506	3,521,060		+222,554	35,929
Other	528,632	439,096		-89,536	4,480
	4,787,434	4,986,009		+198,575	50,877

Minority interest in consolidated subsidiaries	276,849	251,949		-24,900	2,571
Stockholders' equity	3,465,089	2,964,653		-500,436	30,252
	¥12,552,739	¥12,013,511		¥-539,228	$122,587

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Fiscal year ended March 31
	2008	2009	Change	2009

Financial service revenue	¥581,121	¥538,206	-7.4%	$5,492
Financial service expenses	558,488	567,567	+1.6	5,792
Equity in net loss of an affiliated company	—	(1,796)	-	(18)
Operating income (loss)	22,633	(31,157)	-	(318)
Other income (expenses), net	(383)	28	-	0
Income (loss) before income taxes	22,250	(31,129)	-	(318)
Income taxes and other	11,908	(6,922)	-	(71)
Net income (loss)	¥10,342	¥(24,207)	-%	$(247)

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Fiscal year ended March 31
	2008	2009	Change	2009

Net sales and operating revenue	¥8,324,828	¥7,212,492	-13.4%	$73,597
Costs and expenses	7,974,630	7,387,236	-7.4	75,380
Equity in net income (loss) of affiliated companies	100,817	(23,313)	-	(238)
Operating income (loss)	451,015	(198,057)	-	(2,021)
Other income (expenses), net	100,479	58,254	-42.0	594
Income (loss) before income taxes	551,494	(139,803)	-	(1,427)
Income taxes and other	194,190	(61,219)	-	(625)
Net income (loss)	¥357,304	¥(78,584)	-%	$(802)

	(Millions of yen, millions of U.S. dollars)
Consolidated	Fiscal year ended March 31
	2008	2009	Change	2009

Financial service revenue	¥553,216	¥523,307	-5.4%	$5,340
Net sales and operating revenue	8,318,198	7,206,686	-13.4	73,537
	8,871,414	7,729,993	-12.9	78,877
Costs and expenses	8,496,932	7,932,667	-6.6	80,945
Equity in net income (loss) of affiliated companies	100,817	(25,109)	-	(256)
Operating income (loss)	475,299	(227,783)	-	(2,324)
Other income (expenses), net	91,835	52,828	-42.5	539
Income (loss) before income taxes	567,134	(174,955)	-	(1,785)
Income taxes and other	197,699	(76,017)	-	(775)
Net income (loss)	¥369,435	¥(98,938)	-%	$(1,010)

	(Millions of yen, millions of U.S. dollars)
Financial Services	Three months ended March 31
	2008	2009	Change	2009

Financial service revenue	¥102,881	¥151,394	+47.2%	$1,545
Financial service expenses	132,969	150,069	+12.9	1,531
Equity in net loss of an affiliated company	—	(381)	-	(4)
Operating income (loss)	(30,088)	944	-	10
Other income (expenses), net	147	(89)	-	(1)
Income (loss) before income taxes	(29,941)	855	-	9
Income taxes and other	(11,598)	3,857	-	40
Net loss	¥(18,343)	¥(3,002)	-%	$(31)

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Three months ended March 31
	2008	2009	Change	2009

Net sales and operating revenue	¥1,858,329	¥1,377,970	-25.8%	$14,061
Costs and expenses	1,833,272	1,656,315	-9.7	16,901
Equity in net income (loss) of affiliated companies	10,845	(17,304)	-	(177)
Operating income (loss)	35,902	(295,649)	-	(3,017)
Other income (expenses), net	11,050	(16,841)	-	(172)
Income (loss) before income taxes	46,952	(312,490)	-	(3,189)
Income taxes and other	7,965	(150,879)	-	(1,540)
Net income (loss)	¥38,987	¥(161,611)	-%	$(1,649)

	(Millions of yen, millions of U.S. dollars)
Consolidated	Three months ended March 31
	2008	2009	Change	2009

Financial service revenue	¥96,128	¥147,898	+53.9%	$1,509
Net sales and operating revenue	1,856,709	1,376,162	-25.9	14,043
	1,952,837	1,524,060	-22.0	15,552
Costs and expenses	1,957,506	1,800,683	-8.0	18,375
Equity in net income (loss) of affiliated companies	10,845	(17,685)	-	(180)
Operating income (loss)	6,176	(294,308)	-	(3,003)
Other income (expenses), net	10,836	(17,327)	-	(177)
Income (loss) before income taxes	17,012	(311,635)	-	(3,180)
Income taxes and other	(12,032)	(146,495)	-	(1,495)
Net income (loss)	¥29,044	¥(165,140)	-%	$(1,685)

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
Financial Services	Fiscal year ended March 31
	2008	2009	2009

Net cash provided by operating activities	¥242,610	¥300,096	$3,062
Net cash used in investing activities	(873,646)	(602,368)	(6,147)
Net cash provided by financing activities	491,709	260,345	2,657
Net decrease in cash and cash equivalents	(139,327)	(41,927)	(428)
Cash and cash equivalents at beginning of the fiscal year	277,048	137,721	1,405
Cash and cash equivalents at the end of the fiscal year	¥137,721	¥95,794	$977

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Fiscal year ended March 31
	2008	2009	2009

Net cash provided by operating activities	¥519,112	¥112,695	$1,150
Net cash used in investing activities	(14,925)	(487,446)	(4,974)
Net cash provided by (used in) financing activities	(12,100)	9,947	102
Effect of exchange rate changes on cash and cash equivalents	(66,228)	(18,911)	(193)
Net increase (decrease) in cash and cash equivalents	425,859	(383,715)	(3,915)
Cash and cash equivalents at beginning of the fiscal year	522,851	948,710	9,681
Cash and cash equivalents at the end of the fiscal year	¥948,710	¥564,995	$5,766

	(Millions of yen, millions of U.S. dollars)
Consolidated	Fiscal year ended March 31
	2008	2009	2009

Net cash provided by operating activities	¥757,684	¥407,153	$4,155
Net cash used in investing activities	(910,442)	(1,081,342)	(11,034)
Net cash provided by financing activities	505,518	267,458	2,729
Effect of exchange rate changes on cash and cash equivalents	(66,228)	(18,911)	(193)
Net increase (decrease) in cash and cash equivalents	286,532	(425,642)	(4,343)
Cash and cash equivalents at beginning of the fiscal year	799,899	1,086,431	11,086
Cash and cash equivalents at the end of the fiscal year	¥1,086,431	¥660,789	$6,743

  (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥98 = U.S. $1, the approximate Tokyo foreign exchange market rate as of March 31, 2009.

2.	As of March 31, 2009, Sony had 1,242 consolidated subsidiaries (including variable interest entities). Sony has applied the equity accounting method for 85 affiliated companies.

3.
Weighted-average number of outstanding shares used for computation of earnings per share of common stock are as follows.  The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds. All potentially dilutive shares have been excluded from the number of shares used in the computation of diluted earnings per share in fiscal year and three months ended March 31, 2009 because Sony incurred a net loss and their inclusion would be anti-dilutive.

Weighted-average number of outstanding shares	(Thousands of shares)
	Fiscal year ended March 31
	2008	2009
Net income (loss)
— Basic	1,003,001	1,003,499
— Diluted	1,052,212	1,003,499

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended March 31
	2008	2009
Net income (loss)
— Basic	1,003,402	1,003,521
— Diluted	1,051,189	1,003,521

4.
Sony periodically reviews the presentation of its financial information to ensure that it is consistent with the way management views the consolidated operations.  Since Sony considers a majority of its equity investments to be integral to its operations, effective April 1, 2008, Sony reports equity in net income (loss) of affiliated companies as a component of operating income (loss).  Prior to April 1, 2008, equity in net income (loss) of affiliated companies was shown below minority interest in income (loss) of consolidated subsidiaries and above net income (loss) in Sony’s consolidated results of operations.  As a result of the reclassification, both operating income and income before income taxes increased by ¥10,845 million for the three months ended March 31, 2008, and by ¥100,817 million for the fiscal year ended March 31, 2008, and both operating loss and loss before income taxes increased by ¥17,685 million ($180 million) for the three months ended March 31, 2009, and by ¥25,109 million ($256 million) for the fiscal year ended March 31, 2009.  The reclassification did not affect net income (loss) for the three months and the fiscal years ended March 31, 2008 and 2009.

5.
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 157, “Fair Value Measurements”.  FAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. 　FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.  In February 2008, the FASB issued FASB Staff Positions (“FSP”) No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157”.  FSP No. FAS 157-1 removes certain leasing transactions from the scope of FAS No. 157.  FSP No. FAS 157-2 partially delays the effective date of FAS No. 157 for Sony until April 1, 2009 for certain nonfinancial assets and liabilities.  In October 2008, the FASB issued FSP No. FAS 157-3,“Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”.  FSP No. FAS 157-3 clarifies the application of FAS No. 157 in a market that is not active, and was effective upon issuance.  Sony adopted FAS No. 157 on April 1, 2008 with regards to financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.  The adoption of FAS No. 157 as it relates to financial assets and liabilities did not have a material impact on Sony’s consolidated results of operations and financial position.  The adoption of FAS No. 157 as it relates to nonfinancial assets and liabilities that are recognized or disclosed at fair value in Sony's financial statements on a nonrecurring basis is not expected to have a material impact on Sony’s consolidated results of operations and financial position.

6.
In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  FAS No. 159 permits companies to choose to measure, on an instrument-by-instrument basis, financial instruments and certain other items at fair value that are not currently required to be measured at fair value.  The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings.  Sony adopted FAS No. 159 on April 1, 2008.  Sony did not elect the fair value option for any assets or liabilities, which were not previously carried at fair value.  Accordingly, the adoption of FAS No. 159 had no impact on Sony’s consolidated financial statements.  However, its effects on future periods will depend on the nature of instruments held by Sony and its elections under the provisions of FAS No. 159.

7.
In March 2008, the FASB issued FAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”.  FAS No. 161 amends and expands the disclosures required by FAS No. 133 to provide more information about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS No. 133 and its interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  Sony adopted FAS No. 161 for disclosures related to the fiscal year ended March 31, 2009.  Since this standard impacts disclosures only, the adoption of FAS No. 161 have no impact on Sony’s results of operations and financial position.

8.
In January 2009, the FASB issued FSP No. EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20”.  FSP No. EITF 99-20-1 amends the impairment guidance in Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets” to make the guidance consistent between EITF Issue No. 99-20 and FAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.  FSP No. EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and is applied prospectively.  The adoption of FSP No. EITF 99-20-1 did not have a material impact on Sony’s results of operations and financial position.

9.
In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities”.  It amends FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to require additional disclosures about transfers of financial assets.  It also amends FASB Interpretation (“FIN”) No. 46 (Revised), “Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51”, to require additional disclosures about involvement with variable interest entities (“VIEs”).  Sony adopted FSP No. FAS 140-4 and FIN 46(R)-8 for disclosures related to the fiscal year ended March 31, 2009.  This standard encourages but does not require comparative disclosures for earlier periods at the initial adoption.  Since this standard impacts disclosures only, the adoption of FSP No. FAS 140-4 and FIN 46(R)-8 did not have a material impact on Sony’s results of operations and financial position.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2008	2009	Change	2009
Capital expenditures (additions to property, plant and equipment)	¥335,726	¥332,068	-1.1%	$3,388
Depreciation and amortization expenses*	428,010	405,443	-5.3	4,137
(Depreciation expenses for property, plant and equipment)	(328,940)	(293,743)	-10.7	(2,997)
Research and development expenses	520,568	497,297	-4.5	5,074

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
	2008	2009	Change	2009
Capital expenditures (additions to property, plant and equipment)	¥97,862	¥73,721	-24.7%	$752
Depreciation and amortization expenses*	113,771	104,858	-7.8	1,070
(Depreciation expenses for property, plant and equipment)	(86,316)	(78,472)	-9.1	(801)
Research and development expenses	137,370	123,586	-10.0	1,261

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs

Investor Relations Contacts:

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Gen Tsuchikawa	Sam Levenson	Shinji Tomita
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Home Page: http://www.sony.net/IR/
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